Exhibit 21

Subsidiary Name and Trade Name	Jurisdiction of Incorporation	% Owned

ProGreen Realty LLC	Michigan	100%

Progreen Properties Management LLC	Michigan	100%

American Residential GAP, LLC	Michigan	100%

Procon Baja JV, S.DE R.L. DE C.V	Mexico	51%